UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-152685

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JOHN BEAN TECHNOLOGIES CORPORATION
 SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHN BEAN TECHNOLOGIES CORPORATION
70 West Madison Street
Chicago, IL 60602

JOHN BEAN TECHNOLOGIES CORPORATION
SAVINGS AND INVESTMENT PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

The Employee Benefits Plan Committee of John Bean Technologies Corporation:

We have audited the accompanying statements of net assets available for benefits of the John Bean Technologies Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 10, 2011

JOHN BEAN TECHNOLOGIES CORPORATION
SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2010	2009
Assets:
Investments, at fair value	$192,348	$181,062
Notes receivable from participants	5,096	4,846
Employee contributions receivable	-	24
Employer contributions receivable	124	170
Total assets	197,568	186,102
Liabilities:
Contribution refund	-	110
Accrued administrative expenses	24	18
Total liabilities	24	128
Net assets available for benefits at fair value	197,544	185,974
Adjustment from fair value to contract value for interest in collective trust related to fully benefit-responsive investment contracts	(284)	422
Net assets available for benefits	$197,260	$186,396

See accompanying notes to financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION
SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

(In thousands)
Additions:
Investment gain:
Net appreciation in fair value of investments	$14,678
Interest and dividend income	3,752
Net investment gain	18,430
Contributions:
Employee contributions	8,182
Employer contributions	8,004
Total contributions	16,186
Interest from notes receivable from participants	188
Total additions, net	34,804
Deductions:
Benefits paid to participants	23,788
Administrative expenses	152
Total deductions	23,940
Net increase in net assets	10,864
Net assets available for benefits:
Beginning of year	186,396
End of year	$197,260

See accompanying notes to financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of the John Bean Technologies Corporation (the “Company”) Savings and Investment Plan (the “Plan”) provides general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code (the “Code”), which covers substantially all full-time employees and certain eligible part-time employees of the Company (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the John Bean Technologies Corporation Employee Benefits Plan Committee (the “Benefits Plan Committee”), acting on behalf of the plan sponsor, the Company.

On October 29, 2007, FMC Technologies, Inc. (“FMC Technologies”), the former parent of the Company, announced an intention to separate into two independent publicly-traded companies through the spin-off and distribution of 100% of the FoodTech and Airport Systems businesses. On July 31, 2008, FMC Technologies accomplished the spin-off of these businesses by distributing all of its holdings of the common stock of the Company on a pro rata basis to its stockholders.

Prior to June 1, 2008, certain employees and former employees of the Company participated in the FMC Technologies Savings and Investment Plan. Effective June 1, 2008, the accounts and related assets of the trust fund for the FMC Technologies Savings and Investment Plan with respect to such employees were transferred to and assumed by the Plan. Employees of the Company immediately after the spin-off are entitled to credit for all years of service under the FMC Technologies Savings and Investment Plan.

(b)	Contributions

Participants may elect to have their annual compensation reduced by up to the Code annual limit. The aggregate amount of such reductions is contributed to a trust on a pre-tax basis. Participants may also elect to make after-tax contributions, either as an alternative to pre-tax contributions, or in addition to the maximum pre-tax contributions. The aggregate of pre-tax and after-tax contributions cannot exceed 75% of a participant’s total compensation or 20% of total compensation for highly compensated employees. Active employees who meet the following requirements are eligible to make catch-up contributions to the prescribed limit: (1) attain age 50 or older during the year, (2) already contributing at least 5% to the Plan on a pre-tax basis and (3) will reach the pre-tax contribution limit for the year.

The Company makes matching contributions for all active participants, except for certain bargaining unit employees. The Company matches 100% of basic contributions up to 5% of each participant’s eligible compensation (“Basic Contribution”).

On January 1, 2010, the Benefits Plan Committee enhanced the Plan by adding a 3% non-elective contribution (“Non-elective Contribution”) with immediate vesting to all eligible non-union employees in addition to the Basic Contribution.

(c)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments, with a minimum of 2%, to any of the available investment options. Company matching contributions to the Plan are allocated to the investment options selected by the participants.

(d)	Vesting

Participants are immediately vested in their elective contributions and the Company’s Non-elective Contributions plus actual earnings thereon. Vesting in the Company’s Basic Contributions and related earnings is determined according to the following graduated schedule based on years of service.

Years of Service	Percent Vested
Fewer than 2	0%
At least 2 but fewer than 3	20%
At least 3 but fewer than 4	40%
At least 4 but fewer than 5	60%
5 or more	100%

Participants are immediately vested in the Company’s Basic Contributions upon becoming disabled, dying while working for the Company, termination of service due to a permanent shutdown of a site or attainment of age 55.

(e)	Payment of Benefits and Forfeitures

Upon termination of service, death, disability or attainment of age 59 1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants may, upon termination, elect to defer their lump sum distribution or receive annual installments. Any unvested interests are forfeited. Forfeitures are used to restore forfeitures of participants that are rehired within five years, pay for certain administrative expenses of the Plan and reduce future Company contributions to the Plan. The forfeited balances held in the Plan as of December 31, 2010 and 2009 were approximately $17,000 and $9,000, respectively. During 2010, approximately $112,000 of forfeited nonvested accounts were used to pay administrative expenses and approximately $550,000 were used to reduce Company contributions.

(f)	Expenses

Certain administrative expenses of the Plan are paid by Fidelity Management Trust Company (the “Trustee”) out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other plan expenses can be paid by the Plan from the forfeitures balance, or by the Company.

(g)	Withdrawals and Notes Receivable from Participants

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over not more than 60 months with interest at a reasonable rate as determined by the plan administrator. A participant may have up to two loans outstanding at any one time. Principal and interest is paid ratably through payroll deductions.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(i)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s Basic and Non-elective Contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations of Plan earnings are based on the participant’s account balance while a fixed amount is charged to each participant’s account for administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(c)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan’s financial position or results of operations.

(d)	Payment of Benefits

Benefit distributions to participants are recorded when paid.

(e)	Recently Adopted Accounting Standards

During 2010, the Plan adopted the amended guidance regarding reporting loans issued to participants, which requires participant loans to be measured at their unpaid balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009. Delinquent participant loans are reclassified as benefits paid to participants based upon the terms of the Plan.

(3)	Related Party Transactions

Certain Plan investments are shares of funds managed by Fidelity Management & Research Company, an affiliate of the Trustee. The Plan also has an investment in the Company’s common stock.

The Trustee provides certain accounting and administrative services to the Plan for which approximately $33,000 of expenses were charged for the year ended December 31, 2010.

(4)	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009 were as follows:

(In thousands)	2010	2009
Fidelity Retirement Government Money Market Portfolio	$31,866	$35,870
Fidelity Managed Income Portfolio II - Class 2 Fund	28,783	33,559
Spartan U.S. Equity Index Pool Fund	20,883	*
PIMCO Total Return Fund – Administrative Class	13,180	12,023
Fidelity Diversified International K Fund	11,724	-
T. Rowe Price Blue Chip Growth Fund	10,117	-
John Bean Technologies Corporation Stock	*	12,445
Fidelity Diversified International Fund	-	10,729
________________
*     Represented less than 5% of the Plan’s net assets available for benefits as of this date.

During 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

(In thousands)
Common Stock	$2,071
Mutual Funds	12,607
$14,678

(5)	Fair Value Measurements

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
•
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds and mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Collective trust fund: Valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009:

	2010				2009
(In thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$44,632	$-	$-	$44,632	$55,580	$-	$-	$55,580
Balanced funds	36,318	-	-	36,318	22,425	-	-	22,425
Fixed income funds	20,724	-	-	20,724	16,527	-	-	16,527
Index funds	20,883	-	-	20,883	4,000	-	-	4,000
Money market funds	32,055	-	-	32,055	36,526	-	-	36,526
Collective trust fund (1)	-	28,783	-	28,783	-	33,559	-	33,559
Common stock
U.S. companies	8,953	-	-	8,953	12,445	-	-	12,445
Total investments measured at fair value	$163,565	$28,783	$-	$192,348	$147,503	$33,559	$-	$181,062

(1)
Collective trust fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. Participant transactions (issuances and redemptions) may occur daily at the NAV. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust for up to twelve months in order to ensure that securities liquidations will be carried out in an orderly manner. At December 31, 2010 and 2009 there were no restrictions or unfunded commitments.

(6)	Income Taxes

The Plan is substantially identical, in all material respects, to the FMC Technologies Savings and Investment Plan, which has received a determination letter from the Internal Revenue Service (the “IRS”) as to the qualified status of the plan under Section 401(a) of the Internal Revenue Code (the “Code”). The Company believes that the Plan is currently operated in compliance with the Code and, therefore, is qualified; and the related trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. The Company intends to apply for a separate determination letter from the Internal Revenue Service for the Plan.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken a position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The 2008 and 2009 fiscal years are currently under audit by the IRS. However, the Company is not aware of any findings by the IRS.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

(In thousands)	2010	2009
Net assets available for benefits per the financial statements	$197,260	$186,396
Less: Adjustment from contract value to fair value for interest incollective trust relating to fully benefit-responsive investment contracts	284	(422)
Net assets available for benefits per the Form 5500	$197,544	$185,974

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

(In thousands)
Increase in net assets available for benefits per the financial statements	$10,864
Less: Current year adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	284
Plus: Prior year adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	422
Increase in net assets available for benefits per the Form 5500	$11,570

(9)	Subsequent Events

On January 1, 2011, the Company established the JBT Airport Services Division Savings and Investment Plan (the “Airport Services Plan”). The Airport Services Plan is a qualified salary-reduction plan under Section 401(k) of the Code, which covers certain employees of the Company’s Airport Services business unit. In connection with establishing the Airport Services Plan, $1,174,117 was transferred from the Plan to the Airport Services Plan.

JOHN BEAN TECHNOLOGIES CORPORATION
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
(In thousands)

Identity of issuer, borrower, lessor, or similar party		Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Current value
Common stock
*	John Bean Technologies Corporation	Common Stock - 444,771 shares	$8,953
Collective trust
*	Fidelity Managed Income Portfolio II - Class 2 Fund	Portfolio includes investment contracts offered by major insurance companies and other approved institutions	28,783
Mutual funds
*	Fidelity Retirement Government Money Market Portfolio	Money Market Mutual Fund	31,866
*	Spartan U.S. Equity Index Pool Fund	Stock Index Fund	20,883
	PIMCO Total Return Fund – Administrative Class	Income Mutual Fund	13,180
*	Fidelity Diversified International K Fund	Growth Mutual Fund of International Companies	11,724
	T. Rowe Price Blue Chip Growth Fund	Stock Long-term Growth Fund	10,117
	MSIFT Mid Cap Growth Portfolio – Administrative Class	Stock Long-term Growth Fund	7,808
*	Fidelity Low-Priced Stock K Fund	Stock Value Fund	7,770
	Mutual Qualified Fund (Z)	Stock Long-term Growth Fund	7,714
*	Fidelity Capital & Income Fund	Equity Income & Growth Fund	7,544
	Royce Low Priced Stock Fund	Stock Long-term Growth Fund	6,511
	Eaton Vance Large Cap Value Fund	Large Value Stock Fund	3,488
	Artisan Mid Cap Value Fund	Stock Long-term Growth Fund	494
	Perimeter Small Cap Growth Fund	Stock Long-term Growth Fund	264
*	Fidelity Institutional Money Market Portfolio	Money Market Mutual Fund	189
*	Fidelity Freedom Funds:
	Freedom K Income Fund	Asset allocation series funds, which primarily invest in other Fidelity mutual funds (stock, bond and money market) which provide moderate asset allocation with a target retirement date	664
	Freedom K 2000 Fund		198
	Freedom K 2005 Fund		16
	Freedom K 2010 Fund		3,240
	Freedom K 2015 Fund		892
	Freedom K 2020 Fund		8,689
	Freedom K 2025 Fund		2,276
	Freedom K 2030 Fund		5,936
	Freedom K 2035 Fund		449
	Freedom K 2040 Fund		2,267
	Freedom K 2045 Fund		247
	Freedom K 2050 Fund		186
Promissory notes
*	Various participants	Various notes from participants, at interest rates from 3.25% to 4.9%

	Total assets held for investment purposes		$197,444
*	Party-in-interest.

All investments are participant directed; therefore, cost information is not required.
See accompanying independent auditors’ report.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, John Bean Technologies Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JOHN BEAN TECHNOLOGIES CORPORATION SAVINGS AND INVESTMENT PLAN

Date: June 10, 2011	By:	/s/ Ronald D. Mambu
Ronald D. Mambu
Vice President and Chief Financial Officer

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP)